EXHIBIT 12.1
PROTECTION ONE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)
(UNAUDITED)

	PROTECTION ONE, INC.
	Year Ended	February 9	January 1	Year Ended	Year Ended	Year Ended
	December 31,	through	through	December 31,	December 31,	December 31,
	2006	December 31, 2005	February 8, 2005	2004	2003	2002
Fixed Charges:
Interest expense	$37,412	$31,211	$4,664	$44,888	$40,101	$43,023
Interest within rental expense	1,749	1,617	198	2,376	3,036	3,861

Total fixed charges	39,161	32,828	4,862	47,264	43,137	46,884

Earnings:
Pretax loss from continuing operations before accounting change	(16,738)	(15,276)	(11,370)	(84,327)	(51,905)	(483,127)
Fixed charges	39,161	32,828	4,862	47,264	43,137	46,884

Earnings	22,423	17,552	(6,508)	(37,063)	(8,768)	(436,243)

Fixed charge coverage ratio:
(earnings/fixed charges)	( * )	( * )	( * )	( * )	( * )	( * )

Deficiency	$(16,738)	$(15,276)	$(11,370)	$(84,327)	$(51,905)	$(483,127)

(*)	Earnings are inadequate to cover fixed charges.